EXHIBIT (a)(1)(E)
October 21, 2009

Subject:	Commencement of Offer to Exchange Certain Outstanding Stock Options for New Stock Options
Dear Eligible Holder,
I am pleased to announce that today we have commenced the voluntary option exchange program. The program will give eligible holders a one-time opportunity to surrender certain outstanding stock options in exchange for new stock options. This is a voluntary program — eligible holders must make their own choice whether to participate. We make no recommendations as to whether you should participate in the option exchange program, and recommend that you consult with your own advisors regarding your decision.
Today we have also begun distributing personalized exchange offer packets to eligible holders with information about the program and how to participate. Please be sure you have reviewed all of the materials provided to you. Eligibility criteria are explained in detail in the program materials being distributed, but generally speaking the program is open to our employees, subsidiaries’ employees and directors. Eligible holders who wish to participate must make their elections before the offer expiration deadline of 5:00 p.m. Central Time on November 19, 2009 (or a later date if the offer is extended). If you believe you are an eligible holder and have not received a personalized exchange offer packet by October 28, 2009, please contact Renee Wolf by email at renee.wolf@akorn.com or by telephone at 1-800-932-5676 ext. 4911.
We have also electronically filed program materials with the U.S. Securities and Exchange Commission (“SEC”). You can view the materials on-line at www.akorn.com or www.sec.gov. Please note, however, that the materials filed online and attached hereto do not contain the personalized information that eligible holders will need in order to participate. That personalized information is included only in the exchange offer packets being distributed.
This email is merely an announcement that the option exchange program has commenced and that eligible holders should expect a delivery of a personalized exchange offer packet in the coming days. The specific details of the option exchange program are covered in the materials included in the packets and filed with the SEC. Eligible holders should carefully review those materials to make an informed decision whether to participate.
Warm regards,
Raj Rai